UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 01, 2019

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release: **DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR AND THE COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED**

NEWS RELEASE

DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR AND THE COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED

In terms of paragraph 3.63 of the JSE Limited Listings Requirements (JSE Listings Requirements), AngloGold Ashanti gives notice that an executive director and the company secretary have dealt in ordinary shares of the Company, after having received clearance to do so in terms of paragraph 3.66 of the JSE Listings Requirements. The transactions were pursuant to a Co-Investment Plan (CIP) for the Company's executives.

In terms of the CIP, executives are allowed to apply up to 50% of their after-tax cash bonus to purchase AngloGold Ashanti ordinary shares. The Company then matches their investment at 150% through an on-market purchase of shares, with vesting over a two-year period in two equal tranches; the first vesting date being the anniversary of the date on which the executive purchased the shares and the second vesting date being the second anniversary of the date on which the executive purchased the shares.

The executive director opted to participate in the CIP in 2017. This being the second anniversary of the date on which the executive director purchased the shares in 2017, the Company has purchased and allocated matching shares to the executive director as detailed below:

Name of executive director	Christine Ramon
Name of company	AngloGold Ashanti Limited
Date of transaction	27 February 2019
Nature of transaction	On-market purchase of shares by the Company, being the allocation of the matched portion in respect of the second tranche
Class of security	Ordinary shares
Number of shares purchased	6,320
Purchase price per share	R203.0210
Value of transaction (excluding brokerage and other fees)	R1,283,092.72
Extent of interest	Direct beneficial
Prior clearance to deal	Obtained

Further, the executive director opted to participate in the CIP in 2018. This being the first anniversary of the date on which the executive director purchased the shares in 2018, the Company has purchased and allocated matching shares to the executive director as detailed below:

Name of executive director	Christine Ramon
Name of company	AngloGold Ashanti Limited

Date of transaction	27 February 2019
Nature of transaction	On-market purchase of shares by the Company, being the allocation of the matched portion in respect of the first tranche
Class of security	Ordinary shares
Number of shares purchased	8,475
Purchase price per share	R203.0210
Value of transaction (excluding brokerage and other fees)	R1,720,602.98
Extent of interest	Direct beneficial
Prior clearance to deal	Obtained

Related taxes have been paid by the executive director by selling a portion of the shares allocated to the executive director by the Company as detailed below:

SHARES SOLD TO SETTLE TAX COSTS

Name of executive director	Christine Ramon
Name of company	AngloGold Ashanti Limited
Date of transaction	27 February 2019
Nature of transaction	On-market sale of shares to fund tax liability in relation to costs incurred in CIP
Class of security	Ordinary shares
Number of shares sold	6,733
Selling price per share	R 202.1413
Value of transaction (excluding brokerage and other fees)	R1,361,017.37
Extent of interest	Direct, beneficial
Prior clearance to deal	Obtained

The company secretary opted to participate in the CIP in 2018. This being the first anniversary of the date on which the company secretary purchased the shares in 2018, the Company has purchased and allocated matching shares to the company secretary as detailed below:

Name of officer	Maria Sanz Perez
Name of company	AngloGold Ashanti Limited
Date of transaction	27 February 2019
Nature of transaction	On-market purchase of shares by the Company, being the allocation of the matched portion in respect of the first tranche
Class of security	Ordinary shares
Number of shares	5,742
Purchase price per share	R204.3279
Value of transaction (excluding brokerage and other fees)	R1,173,250.80
Extent of interest	Direct Beneficial

Prior clearance to deal	Obtained

Related taxes have been paid by the company secretary by selling a portion of the shares allocated to the company secretary by the Company as detailed below:

SHARES SOLD TO SETTLE TAX COSTS

Name of executive director	Maria Sanz Perez
Name of company	AngloGold Ashanti Limited
Date of transaction	27 February 2019
Nature of transaction	On-market sale of shares to fund tax liability in relation to costs incurred in CIP
Class of security	Ordinary shares
Number of shares sold	2,613
Selling price per share	R 204.3683
Value of transaction (excluding brokerage and other fees)	R534,014.37
Extent of interest	Direct, beneficial
Prior clearance to deal	Obtained

ENDS

28 February 2019
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Chris Nthite	**+27 11 637 6388/+27 83 301 2481**	cnthite@anglogoldashanti.com
Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**	sbailey@anglogoldashanti.com
Sabrina Brockman	**+1 646 880 4526/ +1 646 379 2555**	sbrockman@anglogoldashanti.com
Fundisa Mgidi	**+27 11 6376763 / +27 82 821 5322**	fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 01, 2019

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance